#82-34714

RECEIVED

2004 NOV -2 P 12: 2'

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

October 22, 2004

04045893

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated October 21, 2004 with accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 11/3

PROCESSED

NOV 03 2004

THOMSON
FINANCIAL

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Completes $16.23 Million Private Placement

Vancouver (October 21, 2004) - Imperial Metals Corporation (III:TSX) has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

A total of 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share have been sold resulting in estimated net proceeds of $8.8 million.

Concurrent with the bought deal financing, certain Insiders, Directors, Officers, Employees and Associates of the Company purchased 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing for net proceeds of $6.8 million.

The $15.6 million net proceeds will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

October 21, 2004

Item 3 News Release

October 21, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on October 21, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

Item 5 Full Description of Material Change

Imperial Metals Corporation has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

A total of 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share have been sold resulting in estimated net proceeds of $8.8 million.

Concurrent with the bought deal financing, certain Insiders, Directors, Officers, Employees and Associates of the Company purchased 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing for net proceeds of $6.8 million.

The $15.6 million net proceeds will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 21st day of October, 2004.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Completes $16.23 Million Private Placement

Vancouver (October 21, 2004) - Imperial Metals Corporation (III:TSX) has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

A total of 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share have been sold resulting in estimated net proceeds of $8.8 million.

Concurrent with the bought deal financing, certain Insiders, Directors, Officers, Employees and Associates of the Company purchased 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing for net proceeds of $6.8 million.

The $15.6 million net proceeds will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com